DALE MATHESON CARR-HILTON LABONTE LLP
DMCL CHARTERED ACCOUNTANTS

Partnership of:

Vancouver	Robert J. Burkart, Inc. Alvin F. Dale Ltd. Robert J. Matheson, Inc.	James F. Carr-Hilton Ltd. Barry S. Hartley, Inc. Rakesh I. Patel Inc.	Kenneth P. Chong Inc. Reginald J. LaBonte Ltd. F.M. Yada FCA Inc.
South Surrey	Michael K. Braun Inc.	Peter J. Donaldson, Inc.	
Port Coquitlam	Wilfred A. Jacobson Inc. Brian A. Shaw Inc.	G.D. Lee Inc.	Fraser G. Ross, Ltd.

May 14, 2010

British Columbia Securities Commission
PO Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 3C4

Dear Sirs:

Re: Linux Gold Corp.
Notice Pursuant to National Instrument 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with us no longer being appointed as auditors of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated May 10, 2010, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Barry S. Hartley, CA
Partner – Regulatory and Assurance Group
(Incorporated professional: Barry S. Hartley Inc.)

Vancouver Suite 1500 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 689 2778 - Main Reception
South Surrey Suite 301 - 1656 Martin Drive, White Rock, B.C., Canada V4A 6E7, Tel: 604 531 1154 • Fax: 604 538 2613
Port Coquitlam Suite 700 - 2755 Lougheed Highway, Port Coquitlam, B.C., Canada V3B 5Y9, Tel: 604 941 8266 • Fax: 604 941 0971

NOTICE OF CHANGE OF AUDITOR

LINUX GOLD CORP.
(the "Company")

TO: The British Columbia Securities Commission
Alberta Securities Commission

AND TO: ALL HOLDERS OF SHARES IN THE CAPITAL OF THE COMPANY

Linux Gold Corp. (the "Company") has requested Dale Matheson Carr-Hilton Labonte LLP "DMCL" Chartered Accountants to submit its resignation as auditor of the Company and "DMCL" has agreed to submit its resignation as auditor of the Company, effective May 10, 2010. The Company has appointed ACAL Group Chartered Accountants "ACAL" as auditor of the Company effective May 10, 2010.

The Audit Committee and the Board of Directors of the Company have considered and approved the decision to change the auditor of the Company.

The former auditor did not provide an auditor's report on any of the Company's financial statements relating to the period during which the former was auditor for the Company, between August 4, 2009 and May 10, 2010. In the opinion of the Company, there have been no "Reportable Events" (as defined below) reported by the former auditor.

For the purpose of this notice National Policy Statement No. 31 of the Canadian Securities Administrators states that a Reportable Event may consist of "disagreements", "unresolved issued" and "consultations" between the Company and the former auditor. Disagreements, unresolved issues and consultations are defined in the policy as follows:

Disagreements

Disagreements refer to any matter of audit scope, accounting principles or policies or financial statements disclosure that, if not resolved to the satisfaction of the former auditor, would have resulted in a reservation in the auditor's report.

Disagreements include both those resolved to the former auditor's satisfaction and those not resolved to the former auditor's satisfaction. Disagreement should have occurred at the decision-making level, i.e. between personnel of the reporting issuer responsible for the finalization of its financial statements and the personnel of the auditor firm responsible for authorizing the issuance of audit reports with respect to the reporting issuer.

The term disagreement is to be interpreted broadly. It is not necessary for there to have been an argument to have had a disagreement, merely a difference of opinion. The term disagreement does not include initial differences of opinion, based on incomplete facts or preliminary information, that were later resolved to the former auditor's satisfaction, provided that the reporting issuer and the former auditor do not continue to have a difference of opinion upon obtaining additional facts or information.

Unresolved Issues

Unresolved issues refer to matter which came to the former auditor's attention and which, in the former auditor's opinion, materially impact on the financial statements or audit reports (or which could have a material impact on them), where the former auditor had advised the reporting issuer about the matter and:

a) the former auditor has been unable to fully explore the matter and reach a conclusion as to its implications prior to a resignation or termination of the former auditor;
b) the matter was not resolved to the former auditor's satisfaction prior to a resignation or termination of the former auditor; or
c) the former auditor is no longer willing to be associated with the financial statements prepared by management of the reporting issuer.

Consultations

Consultations refer to situations where the reporting issuer (or someone acting on its behalf) consulted the successor auditor regarding:

a) the application of accounting principles to a specified transaction (either proposed or complete):
b) the type of audit opinion that might be rendered on the reporting issuer's financial statements; or
c) a disagreement as defined above;

and a written report or seriously considered oral advice was provided by the successor auditor to the reporting issuer.

Dated at Richmond, British Columbia, this 10th day of May, 2010.

BY ORDER OF THE BOARD

"John Robertson"

John Robertson, President.